

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Alberto Sessa
Chief Financial Officer
Compugen Ltd.
26 Harokmim St. Building D
Holon 5885849, Israel

> **Re: Compugen Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 30, 2023**
> **File No. 333-270985**

Dear Alberto Sessa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1.	Please disclose the recent bankruptcy of SVB Securities' parent company and describe any impact that it may have on your at-the-market offering or SVB Securities' ability to perform its selling agent duties in that offering. If you do not expect the bankruptcy to have any impact on the offering or SVB Securities' ability to serve as selling agent, disclose why and provide the basis for that belief. Revise the risk factor disclosure on page S-7 or add a new risk factor to describe any risks that may arise as a result of the bankruptcy. If you do not believe that a description of any such risks is necessary, disclose why and provide the basis for that belief.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel I. Goldberg, Esq.